June 15, 2018

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Leader Hill Corporation

Form S-1/A

Filed May 31, 2018

File No. 333-223712

To the men and women of the SEC:

On behalf of Leader Hill Corporation (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated June 11, 2018 addressed to Seah Chia Yee, the Company’s President, with respect to the Company’s filing of its Form S-1/A on May 31, 2018.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Risk Factors, page 11

1. We note your revisions in response to our prior comment 3. Please disclose in a risk factor at the beginning of your risk factor section that your auditor has expressed substantial doubt about your ability to continue as a going concern and provide disclosure regarding the risks associated with such opinion.

Company Response:

We have added the following to page 11:

Our independent registered public accounting firm, TAAD LLP has issued a going concern opinion in their audit report in regards to our operations.

In their audit report our PCAOB auditor TAAD LLP issued a going concern opinion in regards to our operations. The going concern was issued due to the fact that we have not yet achieved profitable operations and raising additional funds through financing is subject to substantial doubt.

We are a start-up stage company. Our ability to continue as a going concern is dependent upon our ability to commence a commercially viable operation and to achieve profitability. Since our inception we have generated only minor revenues. These factors raise substantial doubt about our ability to continue as a going concern. In accordance with the auditor’s opinion, there is a risk that we may not be able to generate revenues in the future and as a result the value of our common stock may become worthless. There are no assurances that we will be successful in raising additional capital or successfully developing and commercializing our products and becoming profitable.

Plan of Operations, page 14

2. We note your response to comment 6 of our prior letter and we reissue our comment. Please significantly revise the Plan of Operation section to describe with specificity your plan of operation for the next twelve months. Provide detail regarding your plan of operation, including detailed milestones to your business plan, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of funding.

Company Response:

 We have added additional, and more specific, disclosures on page 14. The use of proceeds section has been revised accordingly on page 17.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: June 15, 2018

/s/ Chia Yee Seah

Chia Yee Seah

President